Filed by ReserveOne Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ReserveOne Holdings, Inc.

Subject Company: M3-Brigade Acquisition V Corp.

Commission File No. 333-291982

Date: February 13, 2026

As previously disclosed, on July 7, 2025, M3-Brigade Acquisition V Corp. (“M3-Brigade”), ReserveOne, Inc. a Delaware corporation (“ReserveOne” or the “Company”), ReserveOne Holdings, Inc., wholly-owned subsidiary of ReserveOne (“Pubco”), R1 SPAC Merger Sub, Inc., a wholly-owned subsidiary of Pubco and R1 Company Merger Sub, Inc., a wholly-owned subsidiary of Pubco, entered into a Business Combination Agreement (the “Business Combination Agreement”).

On February 13, 2026, ReserveOne made the following communication on its LinkedIn account.

Sebastian Bea, Chief Investment Officer of ReserveOne, was interviewed on Boston Blockchain Week. The excerpt of the transcript is provided below.

Host: So who is your target market specifically as a company and we’ll talk about your company specifically too.

Sebastian Bea: Sure look, I think for us in particular what we’re finding as we’re building our business and we’re in the midst of, you know, we’ve announced our business combination. So we’re expected to list in Q4 on Nasdaq under the ticker RONE for about a billion dollars, but we look at the mix of what we’re doing between a diversified allocation, activating the assets and also an opportunity to invest in VC.

We’re really a good fit for high-net-worth individuals and advisors who are looking for a one-stop shop for their clients where they just want to get the big cap liquid assets in a market cap basis. With you know the right sort of activation and VC where it makes sense. That’s for us. Other DATs are going in a different direction, maybe deeper in a particular asset and I think there’s definitely a time to place for that as well. But if you look at the, if you look at the structure of particularly the US equity, the US investor market, it’s heavily intermediated. We have you know, the advisor network is a big driver of how capital gets to the market and in general advisors really want their clients to be diversified. So that’s what we’re doing.

Host: One of the unique characteristics of ReserveOne is that you’ve chosen to be a diversified asset treasury. Can you tell us why, what’s the thesis, and perhaps talk a bit about the dominance between Bitcoin and altcoins from your point of view?

Sebastian Bea: Sure, well some of the background actually comes from the creation of the idea so, let’s see, raise your hand if you know who Wilbur Ross is, okay.

There we go. All right. So Wilbur Ross is expected to be on our board as a Vice Chair and the backer of our group is a gentleman named Chinh Chu who was the former head of private equity at Blackstone, true American story came here as a refugee when he was 11 and turned himself into a multi-billionaire. Chinh and Wilbur in particular we’re talking and said look the time is now to get it into crypto, and that’s how Jaime Leverton and I got involved because there was an idea to do something more institutional more diversified. It really reflected who we were right what we wanted to do what we thought the gap in the market was. And you know, we think the time is right for this now. Maybe it was a little early six months ago but if you look at the market cycle that we’re in, you know, Bitcoin dominance topped out very recently around 60% right? We’ve had like a five-year bull run in Bitcoin dominance give or take and now Bitcoin dominance is starting to come under pressure, right.

…

Sebastian Bea: Well, what corporate in the U.S. was going to build on any of these blockchain networks with the SEC taking that sort of stance? The answer is basically no one. So what does that mean for demand for block space on these networks? Well, basically zero, right? So now we’re undoing that and we’re undoing that at like an incredibly rapid pace. So as much as the blockchain fundamentals are, you know, in many ways still not that great today if you look at like what transaction fees actually are on Ethereum or Solana in particular. We are in front of the unlocking of the X of these networks actually being useful, right? So then you bring it back to our portfolio context. Yeah I want to be long that right, and I think our invest I think our investors will want to be long that and I think it’s not complex to say that you should be long Bitcoin because of various macro reasons, but you should also be long things like Solana, like Ethereum, like even Cardano, you know, underappreciated it’s in self-help mode if they really, I mean, there’s a lot of things that could go right that maybe aren’t priced in so which is to say nobody has a crystal ball and that’s why in general in our regular portfolios were diversified. So why not here?

…

Person: You know Sebastian you said that, thank you very much by the way. You said that there were 200 of these companies roughly that are out there. Do you expect to trade at a premium to the portfolio value and also, do you expect to be able to make sufficient revenue to cover your operating costs from DeFi, from staking, from all of these other things?

Sebastian Bea: Sure I think what the market will do is the market will price companies at a premium if they’re able to generate a positive expected return on their assets. That’s definitely the expectation that we are going after with our business. In the period when we were marketing our transaction we talked, and this is also in the materials, that we do intend to activate our assets to seek excess return. And so we’re seeking to generate a positive return after fees all caught in costs in our business. Do I think that a lot of these businesses will start to trade at a discount to NAVs? Well actually a lot of them already are and is that going to draw some difficult questions? Absolutely. We’ve already stated that we expect that there’ll likely be consolidation in the space, and we think we welcome that. In the end If you look at, and I just actually was at the HCW conference where Michael Saylor made a presentation. I think may have been webcast, it was really well done. He’s trying to deliver a very specific thing and we’re not trying to compete with that, right? So think of it this way.

He is trying to enhance the equity return with leverage through the various vehicles. Our goal is to generate excess returns to the equity by deploying the assets directly, right? So it’s a different approach and I’m actually personally comfortable with his approach in some ways. I’m also comfortable with my approach. I think either of those approaches can demand a premium to NAV. I think some of the things that drove a premium to NAV in the past are starting to dissipate right. One we had all sorts of impediments that you know, are some are still there but some are going away. And so I think that in general you’re going to see a compression of some of these extreme premiums to NAV that don’t make a lot of sense. I think good businesses in general should be able to trade a slight premium to NAV just like good banks can trade a slight premium to their book

Additional Information and Where to Find It

In connection with the proposed business combination among M3-Brigade, ReserveOne and Pubco (Pubco, together with M3-Brigade and the Company, the “Parties”) and related transactions (the “Proposed Business Combination”), Pubco and ReserveOne filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement of M3-Brigade and a prospectus in connection with the Proposed Business Combination (the “proxy statement/prospectus”), as well as other relevant documents concerning the Proposed Business Combination. M3-Brigade will mail the proxy statement/prospectus to its shareholders, seeking their approval of the Proposed Business Combination. INVESTORS AND SHAREHOLDERS OF M3-BRIGADE ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION WHEN IT BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about M3-Brigade, Pubco and/or ReserveOne, without charge, once available, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, from M3-Brigade by going to M3-Brigade’s website, www.m3-brigade.com/m3-brigade-acquisition-iii-corp, or from ReserveOne by directing a request to info@reserveone.com.

No Offer or Solicitation

This information contained in this release is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Participants in the Solicitation

Each of M3-Brigade, ReserveOne, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from M3-Brigade’s shareholders in connection with the Proposed Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Proposed Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement and other relevant materials filed or that will be filed with the SEC. Information regarding the directors and executive officers of M3-Brigade and their ownership of M3-Brigade securities is set forth in the sections entitled “Directors, Officers and Corporate Governance of M3-Brigade Prior to the Business Combination” and “Beneficial Ownership of Securities” of the Registration Statement. Information regarding the directors and executive officers of Pubco and their ownership of Pubco securities upon consummation of the Proposed Business Combination is set forth in the sections entitled “Management of Pubco Following the Business Combination” and “Beneficial Ownership of Securities” of the Registration Statement. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein may constitute “forward-looking statements,” which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Proposed Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding ReserveOne, Pubco, the Proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the Proposed Business Combination, the price and volatility of cryptocurrencies, the growing prominence of cryptocurrencies, the macro and political conditions surrounding cryptocurrencies, plans and use of proceeds, objectives of management for future operations of ReserveOne and Pubco, expected operating costs of Pubco, ReserveOne and its subsidiaries, the upside potential and opportunity for investors, ReserveOne’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Business Combination, the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of M3-Brigade’s public shareholders, and ReserveOne’s and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

●	the risk related to ReserveOne’s lack of operating history as an early stage company;

●	risks related to ReserveOne’s anticipated business plan and strategy that ReserveOne expects to implement upon consummation of the Proposed Business Combination, including the risk that ReserveOne’s business strategy may change significantly in the future, including moving away from its currently intended focus on crypto-related activities;

●	the risk that the Proposed Business Combination may not be completed in a timely manner or at all;

●	the failure by the Parties to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of M3-Brigade’s shareholders;

●	the failure to realize the anticipated benefits of the Proposed Business Combination;

●	the limitations on our investments in certain tokens and allocations to yield generation and venture activities under securities laws;

●	the outcome of any potential legal proceedings that may be instituted against Pubco, ReserveOne, M3-Brigade or others following announcement of the Proposed Business Combination;

●	the level of redemptions of M3-Brigade’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of M3-Brigade or the shares of Class A common stock of Pubco;

●	the failure of Pubco to obtain or maintain the listing of its securities on any stock exchange on which the Class A common stock of Pubco will be listed after closing of the Proposed Business Combination;

●	costs related to the Proposed Business Combination and as a result of Pubco becoming a public company;

●	changes in business, market, financial, political and regulatory conditions;

●	risks relating to ReserveOne’s anticipated operations and business, including the highly volatile nature of the price of cryptocurrencies; risks related to increased competition in the industries in which ReserveOne will operate;

●	risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies; risks related to the treatment of cryptocurrency and other digital assets for U.S. and federal, state, local and non-U.S. tax purposes;

●	risks that after consummation of the Proposed Business Combination, ReserveOne experiences difficulties managing its growth and expanding operations;

●	challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation;

●	being considered to be a “shell company” by any stock exchange or by the SEC; and

●	those risk factors discussed in documents of M3-Brigade or Pubco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the Registration Statement, the final prospectus of M3-Brigade dated as of July 31, 2024 and filed by M3-Brigade with the SEC on August 2, 2024, M3-Brigade’s Quarterly Reports on Form 10-Q, M3-Brigade’s Annual Report on Form 10-K, and other documents filed or to be filed by M3-Brigade and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither ReserveOne, Pubco or M3-Brigade presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as otherwise required by applicable law, none of the Parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their representatives gives any assurance that any of ReserveOne, Pubco or M3-Brigade will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by ReserveOne, Pubco, M3-Brigade or any other person that the events or circumstances described in such statement are material.